UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported):

April 11, 2007

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 11, 2007, the Board of Directors authorized the Company to terminate the employment of Mr. Romeo Kreinberg, who held the position of Executive Vice President of Performance Plastics and Chemicals for The Dow Chemical Company. Also on April 11, 2007, the Board authorized the Company to terminate the employment of Mr. J. Pedro Reinhard, an employee of the Company and a member of the Company's Board of Directors. On April 12, 2007, the Executive Committee of the Board of Directors authorized removal of Mr. Kreinberg as an officer of the Company, which the Board of Directors confirmed and ratified on April 16, 2007.

Item 8.01 Other Events.

On April 16, 2007, the Board of Directors of the Company, acting upon the recommendation of the Governance Committee of the Board of Directors, authorized nominating each of the current directors other than Mr. Reinhard for election to the Company's Board of Directors at the Annual Meeting of Stockholders to be held on Thursday, May 10, 2007, to serve for a term of one year that expires at the 2008 Annual Meeting of Stockholders and until their successors are elected and qualified. The nominees approved by the Board of Directors are:

     Arnold A. Allemang
     Jacqueline K. Barton
     James A. Bell
     Jeff M. Fettig
     Barbara H. Franklin
     John B. Hess
     Andrew N. Liveris
     Geoffery E. Merszei
     James M. Ringler
     Ruth G. Shaw
     Paul G. Stern

Further, acting upon the recommendation of the Governance Committee of the Board of Directors, the Board of Directors set the size of the Board of Directors at eleven (11) directors, effective as of the Company's 2007 Annual Meeting of Stockholders.

Item 9.01 Financial Statements and Exhibits

Exhibits.

99.1 Press release issued by The Dow Chemical Company on April 12, 2007, announcing executive terminations.

99.2 Press release issued by The Dow Chemical Company on April 16, 2007, announcing Dow's director nominees for its 2007 Annual Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 16, 2007

THE DOW CHEMICAL COMPANY

By: /S/ CHARLES J. KALIL

Name: Charles J. Kalil

Title: Senior Vice President,

General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by The Dow Chemical Company on April 16, 2007, announcing executive terminations.
99.2	Press release issued by The Dow Chemical Company on April 16, 2007, announcing Dow's director nominees for its 2007 Annual Meeting of Stockholders.